UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-09299, 333-177189 and 333-139611

JOY GLOBAL INC.

And the subsidiary guarantors listed on Schedule A(1)

(Exact name of registrant as specified in its charter)

Joy Global Inc.

100 E. Wisconsin Avenue, Suite 2780

Milwaukee, WI 53202

(414) 319-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

5.125% Senior Notes Due 2021

6.625% Senior Notes Due 2036

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share -- 1 holder.

5.125% Senior Notes Due 2021 -- 68 holders.

6.625% Senior Notes Due 2036 -- 34 holders.

(1)	The address and agent for service of each of the subsidiary guarantors additional registrants is the same as set forth above for Joy Global Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Joy Global Inc. and each co-registrant listed on Schedule A hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JOY GLOBAL INC. Each Co-Registrant listed on Schedule A hereto

Date: April 17, 2017	By:	/s/ Edmund Bathelt
	Name:	Edmund Bathelt
	Title:	Executive Vice President and General Counsel and Secretary

Schedule A

Table of Co-Registrants

Exact Name of Co-Registrant Guarantor As Specified in its Charter	SEC File No.

5.125% Senior Notes due 2021

P&H Mining Equipment Inc.	333-177189-04
JOY TECHNOLOGIES INC.	333-177189-05
LeTourneau Technologies, Inc.	333-177189-01
Continental Crushing & Conveying Inc.	333-177189-02
N.E.S. Investment Co.	333-177189-03

6.625% Senior Notes Due 2036

Joy Technologies Inc.	333-139611
P&H Mining Equipment Inc.	333-139611